

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2020

Christopher Meyer
Chief Financial Officer
Bloomin' Brands, Inc.
2202 North West Shore Boulevard, Suite 500
Tampa, FL 33607

> **Re: Bloomin' Brands, Inc.**
> **Form 10-K for the Fiscal Year Ended December 29, 2019**
> **Response dated September 8, 2020**
> **File No. 1-35625**

Dear Mr. Meyer:

We have reviewed your September 8, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 24, 2020 letter.

Form 10-K for the Fiscal Year Ended December 29, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Segments, page 41

1.   We note your response to comment one. Your presentation beginning on page 41 of the non-GAAP measure, restaurant-level operating margin, is presented by segment. As such, please expand your proposed disclosure to ensure a reconciliation is included in deriving restaurant-level operating income by segment. Refer to Item 10(e) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Operations and Comprehensive Income, page 62

2.   It appears from your disclosure on page 38 that cost of sales may consist of food and beverage costs. If so, we believe you should consider retitling this caption accordingly

because your cost of sales is not burdened with other direct and indirect costs of producing your food and beverages.

You may contact Donna Di Silvio at (202) 551-3202 or Bill Thompson at (202) 551-3344 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lori Lyn Miklavic